STOCK PURCHASE AGREEMENT

           THIS AGREEMENT, (the "Agreement") is dated as of the ____ day of October, 1997, and is between DEVELOPMENT
BANCORP LTD., ("DVBC") a Washington corporation, and INTERNATION-
AL MARKETING & ADVERTISING, INC. ("IMA).

                                                  R E C I T A L S

WHEREAS, DVBC desires to acquire 51% of the issued and authorized shares of IMA, which would make IMA a partially owned subsidiary of DVBC; and

WHEREAS, IMA would like to sell 51% of all of its issued and outstanding shares in consideration for an investment of $500,000

AGREEMENT

           In consideration of the mutual covenants and agreements contained in this agreement and in reliance upon the representations and warranties set forth below, the parties agree as follows:

PURCHASE OF SHARES AND CONSIDERATION

Share purchase. IMA has 10,000 shares authorized, of which 3,137.60 are outstanding. Under this agreement, IMA is selling DVBC 3,266 shares of IMA stock, which represents 51% of the issued and outstanding shares of IMA.

Consideration. In consideration for the purchase of 3,266 shares of IMA stock, DVBC agrees to pay to IMA $500,000.00 in two separate payments. The initial payment of $350,000.00 and the final payment of $150,000.00. Stock option. IMA hereby grants DVBC a right of first refusal to purchase additional shares of IMA, and a right of first refusal to provide additional financing. IMA is not obligated to sell additional shares or borrow additional capital.

Share Conversion. After two consecutive quarters that IMA has produced a profit before taxes of $100,000.00 or more, the holders of shares of IMA will be able to exchange their shares with DVBC shares on the basis of mutually agreed terms.

Change of Status. IMA agrees not to merge, reorganize, or otherwise alter the current status of IMA without a shareholders meeting.

Exchange of Shares of Debt. The following shareholders agree to cancel their shareholder loans as listed below in exchange for the following number of DVBC two year restricted shares.

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



Name of shareholder                        Loan amount
   Number of DVBC shares
Roberto Galoppi                                    $20,459
                         6,819
Fabio Galoppi                                       $19,000
                          6,333
Andrea Ciba                                          $20,000
                           6,666

Board of Directors. The Company will appoint Roberto Galoppi chairman of the board of DVBC. IMA will appoint Dempsey Mork, Riccardo Mortara, Mark Neuman and Randall A. Baker.

Company Name. DVBC will change its name to IMATEL Holdings. IMA will change its name to IMATEL Inc.



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



                                                      Closing

The closing of this transaction will be in two parts. In part one, which will be closed on October 20, 1997, DVBC will pay $350,000 and receive 2,881 shares, which represent 45% of the issued and outstanding shares of IMA, plus two seats on the IMA board of directors which represent a majority. Immediately following the closing IMA will take all necessary steps to enable the FCC to approve DVBC as a control party of IMA. Part two of the closing, is to take place within 5 days of the FCC approval of DVBC, DVBC will fund the remaining $150,000 and have one directors resign for the IMA board, leaving DVBC with a single seat on the IMA board. DVBC will receive 385 shares, which will result in DVBC owning 51% of the issued and outstanding shares of IMA.

Stock Option Plan. DVBC shall immediately establish a stock option program under which IMA management shall be entitled to options to purchase a total of 600,000 shares, which options shall vest at the following rates:

              Options                                                Price                                      Event


              100,000                              4.00                         First $1,000,000 of IMA earnings
              200,000                              5.00                         Second $1,000,000 of IMA earnings
              300,000                              6.00                         Third $1,000,000 of IMA earnings

              The above earnings targets shall be cumulative; and all options will expire on three years from closing.

                                       REPRESENTATIONS AND WARRANTIES OF IMA

Organization.: IMA is a corporation duly organized and in good standing under the laws of Florida, and is in good standing. The officers and directors of IMA are: Roberto Galoppi, Fabio Galoppi, and Andrea Ciba all of whom make the following representations.

Capitalization. IMA has 10,000 authorized shares of common stock of which 3,137.60 are issued and outstanding. There is no other class of stock. There are on options, rights or agreement relative to any of the IMA shares.

Financial Statements. The financial statements provided DVBC by IMA contained in the business plan dated September, 1997 are true and correct and properly present the financial condition of IMA.

No Undisclosed Liabilities. IMA is not subject to any undis-closed material liability or obligation.


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



Litigation. There is no litigation, proceeding or investigation pending or threatened against IMA or any of its officers or directors.

Title of Assets. IMA has good and marketable title to all of its assets and properties carried on its balance sheet, free and clear of all liens or encumbrances, except those reflected on its financial statements.

Defaults. IMA is not in material default, or alleged to be in material default, under any contract or obligation.

Transactions with Affiliates, Directors and Shareholders. There are no contracts or agreements between the officers and directors of IMA that have an adverse material effect on IMA.


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



IMA Audit. IMA, out of the proceeds of the DVBC investment, agrees to engage Pritchett, Silver & Hardy to conduct a certified audit of IMA and to complete said audit within 60 days of the first closing.

Authority. IMA has the full power and authority to enter into this Agreement.

Closing.  The closing will have two parts.

                           SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

All representations, warranties and covenants of the officers and directors of IMA shall survive the closing of this transaction and remain in full force and effect.

                                       CERTAIN AGREEMENTS AND UNDERSTANDINGS

                                                   MISCELLANEOUS

Entire Agreement; Amendments. This Agreement contains the entire understanding of the parties. There are no representations, agreements, or undertaking other than those set forth herein or therein.

Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.



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


IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto as the date first above written.

International Marketing & Advertising, Inc.



By:
        Roberto Galoppi                                                    Title




By:
        Fabio Galoppi                                                      Title




By:
        Andrea Ciba                                                        Title



Development Bancorp, Ltd.




                                                 , Director


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